Exhibit 99.1

RDA Microelectronics Announces Third Quarter 2013 Financial Results

SHANGHAI, China, November 12, 2013— RDA Microelectronics (NASDAQ: RDA)(“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today announced its financial results for the third quarter ended September 30, 2013.

Third Quarter Financial Highlights (in US dollars):

•                  Revenue was $85.1 million, representing a decrease of 22.8% from the $110.3 million in the second quarter and 22.1% from the $109.3 million in the third quarter of 2012.

•                  Gross margin was 32.7%, compared to 32.3% in the previous quarter and 31.1% in the third quarter of 2012.

•                  GAAP net income was $9.1 million, or $0.19 per diluted ADS, compared to $13.7 million, or $0.29 per diluted ADS, in the previous quarter and $13.5 million, or $0.28 per diluted ADS, in the third quarter of 2012.

•                  Non-GAAP net income was $12.2 million, or $0.25 per diluted ADS, compared to $16.9 million, or $0.35 per diluted ADS, in the previous quarter and $16.7 million, or $0.35 per diluted ADS, in the third quarter of 2012.

For a reconciliation of non-GAAP financial measures, please refer to the tables included in this press release.

Third Quarter and Recent Business Highlights:

•                  Completed tape-out of WCDMA baseband with sampling to begin in the first half of 2014.

•                  Issued first quarterly dividend of $0.10 per ADS as part of its recurring dividend policy announced last quarter.

•                  Signed a definitive merger agreement with Tsinghua Unigroup Ltd. (“Unigroup”), an operating subsidiary of Tsinghua Holdings Co. Ltd., a solely state-owned limited liability corporation funded by Tsinghua University in China, on November 11, 2013, under which Unigroup will acquire all of the outstanding ordinary shares of the Company (the “Shares”) and ADS for US$3.0833 per Share or US$18.50 per ADS in cash.  Investors are referred to the Company’s press release announcing the transaction issued on November 11, 2013, and the Form 6-K filed with SEC regarding the transaction.

Commenting on the Company’s third quarter financial results, Vincent Tai, chairman and CEO of RDA Microelectronics, said, “Third quarter revenue declined greater than expected due to adverse currency impacts from several emerging markets, including India, which has driven up the cost of imports and reduced orders from customers who typically export to these markets. While the decline in revenue was disappointing, we do not believe it reflects a reduction in demand for feature phones in these countries, where affordability and limited discretionary spending remain key factors.

“Even when considering the revenue decline in the quarter, we were notably able to improve our gross margin sequentially and still generate solid profits and cash flow. This accomplishment clearly highlights the benefit of our low-cost business model and efficient operations. In order to better position RDA against future currency issues, we have accelerated our plans to establish a direct sales channel with Indian domestic handset manufacturers and now have a sales team in place who are quickly penetrating the top brands.

“Also during the quarter, we taped-out our first WCDMA baseband solution, which we expect to begin sampling in the first half of 2014, and continue to make progress on our more advanced WCDMA, TD and LTE solutions to further expand our penetration of the growing 3G market in China.”

Third Quarter Operating Summary:

•                  Revenue was $85.1 million, compared to $110.3 million in the previous quarter and $109.3 million in the third quarter of 2012. The sequential decrease in revenue reflected the impact of currency volatility in most emerging markets, including India, which led to a reduction in orders from customers who typically export to these markets.

•                  Gross margin was 32.7%, compared to 32.3% in the previous quarter and 31.1% in the third quarter of 2012. The sequential increase in gross margin was due to ongoing product cost reduction efforts.

•                  R&D expenses were $15.5 million, compared to $17.7 million in the previous quarter and $16.0 million in the third quarter of 2012. SG&A expenses were $3.1 million, compared with $4.5 million in the previous quarter and $4.0 million in the prior year period. The decreases in R&D and SG&A expenses were mainly due to reduced performance driven compensation expenses.

•                  Non-GAAP net income was $12.2 million, compared to $16.9 million in the previous quarter and $16.7 million in the third quarter of 2012.

Balance Sheet and Cash Flow Summary as of September 30, 2013:

•                  Cash, cash equivalents and short-term investments increased to $123.5 million, compared to $122.9 million as of June 30, 2013.

•                  In the third quarter of 2013, the Company generated $6.1 million in cash from operations, compared to $16.8 million in the prior quarter.

•                  Repurchased 60,466 shares of ADS’s for $0.7 million under the Company’s stock repurchase authorization during the quarter.

•                  $4.7 million cash dividend paid during the quarter.

•                  Accounts receivable was $53.9 million, compared to $41.8 million as of June 30, 2013.

•                  Inventory was $57.0 million compare to $56.1 million as of June 30, 2013.

•                  Accounts payable was $53.8 million, compared to $47.6 million as of June 30, 2013.

Fourth Quarter 2013 Business Outlook

As the Company is in the pre-closing period under the definitive merger agreement executed with Unigroup, the Company has decided not to provide forward looking guidance during this period.

Conference Call:

RDA Microelectronics will host a conference call and live webcast for analysts and investors at 8:00 a.m. Eastern Time on Tuesday, November 12, 2013(9:00 p.m.in Shanghai, China).

•                      For parties in the United States and Canada, please call 1-877-280-7280, conference code 88455034

•                      For parties in Hong Kong, please call 800966253, conference code 88455034

•                      Other International parties please call +1-678-825-8232, conference code 88455034

RDA Microelectronics will provide a live webcast of the conference call that will be accessible from the “Investors” section of the Company’s website at www.rdamicro.com.The webcast will be archived on the website for a period of 30 days. An audio replay of the conference call will also be available two hours after the call and will be available for ten days. To hear the replay, parties in the United States and Canada should call 1-855-859-2056 and enter pass code 88455034, International parties should call 1-404-537-3406 and enter the same pass code.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets wireless system-on-chip and radio-frequency semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, radio-frequency front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the Company’s anticipated growth strategies; its future results of operations and financial condition; impact of currency volatility in emerging markets; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; migration to new technology; the entry into baseband, new TV and display market and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable but whose accuracy or completeness the Company cannot guarantee. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, which are defined as non-GAAP financial measures by the SEC. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see below and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

The Company believes that adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, viewed in conjunction with the GAAP financial measures, provide meaningful supplemental information regarding the Company’s performance and that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s historical performance and when planning and forecasting the Company’s performance in future periods. The Company believes that excluding share-based compensation expenses and amortization of acquired and licensed intangibles helps both management and investors to get a better understanding of its ongoing business. Adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense do not include share-based compensation expenses and amortization of acquired and licensed intangibles that impact the Company’s operating expenses and net income for the period. In addition, the Company’s adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense may not be comparable to measures with the same or similar titles utilized by other companies, since other companies may not calculate such measures in the same manner as the Company does. The Company compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.

RDA MICROELECTRONICS, INC.

Consolidated Balance Sheet Information

	September 30, 2012	June 30, 2013	September 30, 2013
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
ASSETS
Current assets
Cash and cash equivalents	58,848	69,255	40,313
Short-term investments-time deposit	108,098	53,691	83,209
Accounts receivable	28,229	41,808	53,949
Inventories	58,486	56,106	56,978
Prepaid expenses and other current assets	10,011	8,398	9,936
Deferred tax assets	3	—	—
Total current assets	263,675	229,258	244,385

Non-current assets
Property, plant and equipment, Net	8,386	10,291	11,037
Intangible assets	50,805	49,801	46,960
Goodwill	8,900	8,900	8,900
Other long-term assets	3,206	4,903	4,677
Investment	48	—	—
Total assets	335,020	303,153	315,959

LIABILITIES
Current liabilities
Accounts payable	55,808	47,575	53,829
Accrued expenses and other current liabilities	24,739	25,054	29,217
Deferred revenue	16,536	9,975	5,946
Dividend payable	55,946	—	—
Total current liabilities	153,029	82,604	88,992

Other long-term liability	—	521	1,773
Deferred tax liability	89	83	142

Total liabilities	153,118	83,208	90,907

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares	2,885	2,891	2,891
Additional paid-in capital	146,674	147,969	146,968
Recourse loans	(1,567)	(2,241)	(2,260)
Accumulated other comprehensive income	1,042	1,567	1,683
Treasury stock	(14,139)	(15,023)	(13,460)
Retained earnings	47,007	84,782	89,230
Total shareholders’ equity	181,902	219,945	225,052

Total liabilities and shareholders’ equity	335,020	303,153	315,959

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

	Quarter Ended
	September 30, 2012	June 30, 2013	September 30, 2013
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	109,308	110,294	85,103
Cost of revenue	(75,307)	(74,618)	(57,263)
Gross profit	34,001	35,676	27,840

Operating expenses:
Research and development	(16,029)	(17,669)	(15,502)
Selling, general and administrative	(3,977)	(4,467)	(3,135)
Total operating expenses	(20,006)	(22,136)	(18,637)
Operating income	13,995	13,540	9,203
Other income:
Interest income	1,069	810	847
Other income (expense), net	(259)	768	177
Income before income taxes	14,805	15,118	10,227
Income tax expense	(1,328)	(1,414)	(1,128)
Net income	13,477	13,704	9,099

Earnings per ADS
- Basic	0.30	0.30	0.20
- Diluted	0.28	0.29	0.19

Weighted average ADS equivalent: [1]
- Basic	45,590,013	46,399,565	46,465,692
- Diluted	47,904,835	48,015,470	48,187,327

Share-based compensation was allocated in operating expenses as follows:
Research and development	446	468	437
Selling, general and administrative	518	431	408

[1] Assumes all outstanding ordinary shares are represented by ADSs.  Each ADS represents six ordinary shares.

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

	Nine Months Ended
	September 30, 2012	September 30, 2013
	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	275,673	292,543
Cost of revenue	(186,524)	(197,803)
Gross profit	89,149	94,740

Operating expenses:
Research and development	(36,757)	(49,093)
Selling, general and administrative	(11,126)	(11,908)
Total operating expenses	(47,883)	(61,001)
Operating income	41,266	33,739
Other income (expense):
Interest income	2,766	2,423
Other income (expense), net	(629)	965
Income before income taxes	43,403	37,127
Income tax expense	(3,862)	(3,616)
Net income	39,541	33,511

Earnings per ADS
- Basic	0.88	0.73
- Diluted	0.84	0.70

Weighted average ADS equivalent:
- Basic	44,755,348	46,423,701
- Diluted	47,220,854	48,102,880

Share-based compensation was allocated in operating expenses as follows:
	1,150	1,262
Selling, general and administrative	1,248	1,212

RDA MICROELECTRONICS, INC.

Reconciliation of GAAP and Non-GAAP Results

(amounts in thousands of USD, except number of shares and per share data)

	Quarter Ended September 30, 2013
	(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	15,502	18%	437	2,265	3%	12,800	15%
Selling, general and administrative	3,135	4%	408	—	1%	2,727	3%
Total operating expenses	18,637	22%	845	2,265	4%	15,527	18%

Operating income	9,203	11%	845	2,265	4%	12,313	15%
Net income	9,099	11%	845	2,265	4%	12,209	15%

Diluted earnings per ADS	0.19		0.01	0.05		0.25

Weighted average ADS-Diluted	48,187,327		48,187,327	48,187,327		48,187,327

	Quarter Ended June 30, 2013
	(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	17,669	16%	468	2,265	2%	14,936	13%
Selling, general and administrative	4,467	4%	431	—	0%	4,036	4%
Total operating expenses	22,136	20%	899	2,265	3%	18,972	17%

Operating income	13,540	12%	899	2,265	3%	16,704	15%
Net income	13,704	12%	899	2,265	3%	16,868	15%

Diluted earnings per ADS	0.29		0.01	0.05		0.35

Weighted average ADS-Diluted	48,015,470		48,015,470	48,015,470		48,015,470

	Quarter Ended September 30, 2012
	(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	16,029	15%	446	2,265	2%	13,318	13%
Selling, general and administrative	3,977	3%	518	—	1%	3,459	2%
Total operating expenses	20,006	18%	964	2,265	3%	16,777	15%

Operating income	13,995	13%	964	2,265	3%	17,223	16%
Net income	13,477	12%	964	2,265	3%	16,705	15%

Diluted earnings per ADS	0.28		0.02	0.05		0.35

Weighted average ADS outstanding-Diluted	47,904,835		47,904,835	47,904,835		47,904,835

	Nine Months Ended September 30, 2013
	(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	49,093	17%	1,262	6,795	3%	41,036	14%
Selling, general and administrative	11,908	4%	1,212	—	0%	10,696	4%
Total operating expenses	61,001	21%	2,474	6,795	3%	51,732	18%

Operating income	33,739	12%	2,474	6,795	3%	43,008	15%
Net income	33,511	11%	2,474	6,795	3%	42,780	15%

Diluted earnings per ADS	0.70		0.04	0.15		0.89

Weighted average ADS outstanding-Diluted	48,102,880		48,102,880	48,102,880		48,102,880

	Nine Months Ended September 30, 2012
	(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	36,757	13%	1,150	5,010	2%	30,597	11%
Selling, general and administrative	11,126	4%	1,248	—	0%	9,878	4%
Total operating expenses	47,883	17%	2,398	5,010	2%	40,475	15%

Operating income	41,266	15%	2,398	5,010	2%	48,674	17%
Net income	39,541	14%	2,398	5,010	2%	46,949	16%

Diluted earnings per ADS	0.84		0.05	0.11		1.00

Weighted average ADS outstanding-Diluted	47,220,854		47,220,854	47,220,854		47,220,854

Contacts:
Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.
+86-21-5027-1108
ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com